Exhibit 99.1

NEWS RELEASE

Trading Symbol: TSX/NYSE AMERICAN: SVM

SILVERCORP ANNOUNCES RESUMPTION OF MILLING OPERATIONS

VANCOUVER, British Columbia - May 1, 2018 - Silvercorp Metals Inc. (“Silvercorp” or the “Company”) announces the resumption of partial milling operations at the Ying Mine. As announced on April 16, milling operations were temporarily suspended due to a spillage incident.

On April 28th one floatation line of 1000 tonnes per day at the mill, using the No.1 tailing storage facility, resumed operation. The No. 2 tailing storage facilities are expected to be in operation in 2 weeks, after permanently plugging the fifth overflow well at the No. 2 tailing storage facility. At that time full mill operation is expected.

About Silvercorp Metals Inc.

Silvercorp is a lowcost silverproducing Canadian mining company with multiple mines in China. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorpmetals.com.

Investor Contact

Lorne Waldman
Senior Vice President
Silvercorp Metals Inc.

Phone: (604) 6699397
Toll Free 1 (888) 2241881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca.